Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

     Listed below, as of October 31, 2004, are the significant subsidiaries of the Company and their jurisdictions of organization. All of such subsidiaries are either directly or indirectly wholly owned by the Company. Other subsidiaries of the Company have been omitted because, considered in the aggregate, they would not constitute a significant subsidiary.

Jurisdiction of
Name of Subsidiary	Organization
100% Owned

CUNO Europe S.A.	France
CUNO Pacific, Pty. Ltd.	Australia
CUNO Filtration Asia Pte. Ltd.	Singapore
CUNO K.K.	Japan
CUNO Latina Ltda	Brazil
CUNO Srl	Italy
CUNO GmbH	Germany
CUNO Ltd.	United Kingdom
CUNO Filtration (Shanghai) Co. LTD	China
Polly Acquisition, Inc.	US
CUNO Engineered Products, Inc.	US